UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K    [X] Form 11-K    [  ] Form 20-F    [  ] Form 10-Q    [  ] Form N-SAR

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF FIRST NATIONAL BANK AND TRUST

COMPANY OF THE TREASURE COAST

For Period Ended:

December 31, 2005

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Seacoast Banking Corporation of Florida

Full name of registrant

Former name if applicable

815 Colorado Avenue

Stuart, FL 34994

City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Seacoast Banking Corporation of Florida (the “Company”) was unable to file the Annual Report on Form 11-K for Retirement Savings Plan for Employees of First National Bank And Trust Company of the Treasure Coast for the quarter ended December 31, 2005 (the “Form 11-K”) by the prescribed date of June 29, 2006 without unreasonable effort or expense because the Company’s auditors did not complete the necessary reviews of the Company’s Form 11-K.  The Company presently expects to file the Form 11-K no later than July 10, 2006.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

               William R. Hahl

       (772)

 287-4000

                       (Name)                                                                     (Area code)       (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes  [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Seacoast Banking Corporation of Florida

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

June 29, 2006

By:

/s/ William R. Hahl

Name:

William R. Hahl

Title:

Executive Vice President & Chief Financial Officer

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